

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2013

<u>Via E-mail</u>
Gerald C. Rittenberg
Chief Executive Officer
Party City Holdings Inc.
80 Grasslands Road
Elmsford, NY 10523

> **Re: Party City Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed August 29, 2013**
> **File No. 333-189513**

Dear Mr. Rittenberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Industry Overview, page 2</u>

1. We note your response to comment 8 from our letter dated July 19, 2013 and the supplemental materials provided to the Staff. We have the following additional comments:

   - It does not appear to us that the source material provided to the staff as support for your statement that the retail party goods industry is a $10 billion industry supports such assertion, as in calculating the size of the industry the source material appears to include several products that do not appear to be offered by you. Please revise to disclose the fact that the size of the industry to which you refer includes product offerings beyond those that you offer, or provide us with additional support for this assertion.

   - As previously requested, please also clarify whether the Halloween market is distinct from the $10 billion retail party goods industry to which you refer.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

Results of Operations, page 59

2. We note your response to comment 20 from our letter dated July 19, 2013. Please revise your disclosures to clarify to your readers that the change in basis did not impact revenues or retail operating expenses, and that for all other line items, you have disclosed the impact of the change in basis where material. We believe this will assist your readers in better understanding your comparative analysis of results of operations.

Management, page 97

Executive Officers and Directors, page 97

3. We note your response to comment 23 from our letter dated July 19, 2013 and the related revisions to your disclosure. Please also file the Stockholders Agreement as an exhibit to the registration statement or tell us why you believe you are not required to do so. Please refer to Item 601(b)(4) of Regulation S-K. Please also clarify whether this offering constitutes an initial public offering that would terminate such agreement.

Financial Statements for the Period Ended December 31, 2012, page F-2

Note 1 – Organization, Description of Business and Basis of Presentation, page F-7

4. We note your response to comment 25 from our letter dated July 19, 2013. It remains unclear to us why it is appropriate to present the equity accounts of the registrant's indirect parent company PC Topco as opposed to the registrant's equity in these financial statements. Please tell us your basis in GAAP for this presentation.

5. We note your response to comment 27 from our letter dated July 19, 2013 and have the following additional comments concerning the Transaction:

- Please provide us with a copy of the merger agreement between the registrant and the Merger Sub. If not apparent from this agreement, describe in detail the consideration exchanged between the registrant, the Merger Sub, and shareholders to effect the Transaction. In doing so, please clarify whether the rollover investors received cash for their shares of Party City Holdings Inc., and if not, describe how the exchange of the rollover investors' shares of PCHI for shares of PC Topco was effected.

- Please confirm our assumption that the change in basis occurring in the registrant's financial statements resulted from push-down accounting. If so, please revise your disclosures to clarify this and explain to us how you met the criteria for push-down. If not, please explain in detail the accounting literature that supports reflecting a change in basis in the acquiree's stand-alone financial statements.

- We note your statement that, at the time of the Transaction, 100% of PC Topco was owned by a collaborative group. Please provide us with your detailed analysis supporting your conclusion that the investors in PC Topco were a collaborative group.

Note 14 – Commitments, Contingencies and Related Party Transactions, page F-32

6. We note your response to comments 28 and 29 from our letter dated July 19, 2013 concerning the non-recurring $20 million fee paid to THL and Advent. You indicate that this fee is for certain services performed in conjunction with the execution of the Transaction, including the obtaining of new financing. You also indicate that the services covered by this fee were performed for PC Topco and PC Merger Sub prior to the Transaction. Please help us to understand how you determined that these services were not performed for Party City Holdings Inc. in light of the fact that they were the entity that benefited from new financing in conjunction with the Transaction.

Note 20 – Condensed Consolidating Financial Information, page F-43

7. We note your response to comment 31 from our letter dated July 19, 2013. We remind you that Note 1 to Rule 3-10(f) of Regulation S-X contemplates the circumstances under which narrative disclosure is appropriate concerning the parent company's assets and operations. If you do not meet the circumstances described in Note 1, please provide the tabular disclosure specified by Rule 3-10(f)(4)(i) and (ii) of Regulation S-X.

Financial Statements for the Period Ended June 30, 2013, page F-56

General

8. We note your disclosures on page 33 under the heading "The Exchange Offer." Specifically, we note that if this exchange offer was not completed or a shelf registration statement was not effective prior to September 5, 2013, additional interest would accrue on the outstanding exchange notes. We also note that your interim financial statements make no mention of this penalty. Please respond to the following:

- Please tell us how you considered ASC 825-20 and 450-20 in your analysis of whether this penalty was a contingent liability that was probable and reasonably estimable at June 30, 2013.

- If you accrued for this penalty at June 30, 2013, please show us your calculations supporting the amount accrued and explain how you determined such amount was appropriate.

- Please show us your calculations supporting the amount accrued at or anticipated to be accrued at September 30, 2013 and explain how you determined such amount is appropriate. Additionally, please revise the footnotes to your financial statements to discuss this penalty and resulting accrual. See ASC 825-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Jay J. Kim, Esq.